Zeleno LLC

Profit and Loss

January - March, 2022

	TOTAL
Income	
4005 Revenue	147,960.34
4040 GrubHub Sales	10,311.34
Total Income	**$158,271.68**
Cost of Goods Sold	
5005 COGS	0.00
5010 Food	30,431.27
Total 5005 COGS	**30,431.27**
Total Cost of Goods Sold	**$30,431.27**
GROSS PROFIT	**$127,840.41**
Expenses	
6005 Advertising & Marketing	270.00
6010 Auto Expense	0.00
6895 Gas	543.24
Total 6010 Auto Expense	**543.24**
6020 Bank Charges & Fees	274.69
6100 Job Supplies	3,780.54
6150 Insurance	773.28
6300 Office Supplies & Software	1,639.71
6400 Uniforms	63.60
6600 Interest Paid	159.35
6700 Payroll Expenses	0.00
6710 Salary & Wages	23,762.03
6720 Payroll Taxes	8,075.05
6750 Payroll Processing Fees	676.73
Total 6700 Payroll Expenses	**32,513.81**
6755 Contractors	1,946.70
6800 Rent & Lease	0.00
6810 Rent - 1605 Connecticut Ave	13,500.00
Total 6800 Rent & Lease	**13,500.00**
6820 Repairs & Maintenance	288.96
6850 Storage Rental	399.00
6860 Travel	0.00
6865 Transportation	344.84
6870 Hotels	194.25
6875 Airlines	272.60
6880 Tolls and Parking	17.75
6885 Business Meals	1,763.01
Total 6860 Travel	**2,592.45**
6900 Utilities	0.00
6910 Cable & Internet	752.01
6940 Waste	463.43
Total 6900 Utilities	**1,215.44**
Postage & Delivery	7.29
Taxes & Licenses	35.00
Total Expenses	**$60,003.06**
NET OPERATING INCOME	**$67,837.35**
NET INCOME	**$67,837.35**

Zeleno LLC

Balance Sheet

As of March 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 TD BUSINESS PREMIER CHECKING (9580)	68,120.10
Total Bank Accounts	**$68,120.10**
Accounts Receivable	
1200 Credit Card Receivables	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1400 Inventory Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$68,120.10**
Fixed Assets	
1510 Furniture & Fixtures	5,337.14
1520 Kitchen Equipment	7,275.75
1530 Smallware	0.00
1550 Leasehold Improvements	145,917.73
1560 Organizational Costs	8,132.40
1570 Computer Equipment Toast	1,051.85
1580 Accumulated Depreciation	-90,240.63
1590 Accumulated Amortization	-181.00
Total Fixed Assets	**$77,293.24**
TOTAL ASSETS	**$145,413.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
1050 Chase 0565	10.59
Apple Card	0.00
TJX Rewards MC	0.00
Total Credit Cards	**$10.59**
Other Current Liabilities	
2200 DC Sales Tax Payable	0.00
SBA RRF GRANT	0.00
Toolbox Loan-Intercompany	80,000.00
Total Other Current Liabilities	**$80,000.00**
Total Current Liabilities	**$80,010.59**
Total Liabilities	**$80,010.59**

Zeleno LLC

Balance Sheet

As of March 31, 2022

	TOTAL
Equity	
3000 Opening Balance Equity	-80,000.00
3100 Owner's Investment	120,000.00
3200 Owner's Pay & Personal Expenses	-94,711.32
3999 Retained Earnings	52,276.72
Net Income	67,837.35
Total Equity	**$65,402.75**
TOTAL LIABILITIES AND EQUITY	**$145,413.34**

Zeleno LLC

Statement of Cash Flows

January - March, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	67,837.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1050 Chase 0565	-4,532.42
Apple Card	-3,238.06
Toolbox Loan-Intercompany	6,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,770.48**
Net cash provided by operating activities	**$66,066.87**
INVESTING ACTIVITIES	
1510 Furniture & Fixtures	-1,034.52
1520 Kitchen Equipment	-670.25
1550 Leasehold Improvements	-60,000.00
Net cash provided by investing activities	**$ -61,704.77**
FINANCING ACTIVITIES	
3000 Opening Balance Equity	-6,000.00
3200 Owner's Pay & Personal Expenses	4,419.96
Net cash provided by financing activities	**$ -1,580.04**
NET CASH INCREASE FOR PERIOD	**$2,782.06**
Cash at beginning of period	65,338.04
CASH AT END OF PERIOD	**$68,120.10**